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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 11-K

                                 ---------------
(MARK ONE)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999.

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM          TO

                         Commission File Number 1-10560

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                  BENCHMARK ELECTRONICS, INC. 401(K) EMPLOYEE SAVINGS PLAN

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICER:

                           BENCHMARK ELECTRONICS, INC.
                              3000 TECHNOLOGY DRIVE
                              ANGLETON, TEXAS 77515

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


                              REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1. Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998

2. Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1999

3. Schedule of Assets Held for Investment Purposes at End of Year - December 31, 1999

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                    BENCHMARK ELECTRONICS, INC.
                                    401(K) EMPLOYEE SAVINGS PLAN

                                    By:   /s/ GAYLA J. DELLY
                                          --------------------------------------
                                              Gayla J. Delly
                                              TREASURER

                                    Date:     JUNE 28, 2000
                                          --------------------------------------

                          INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Benchmark Electronics, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Benchmark Electronics, Inc. (filed under Securities and Exchange Commission File No. 333-28997) of our report dated June 2, 2000, relating to the statements of net assets available for plan benefits of Benchmark Electronics, Inc. 401(k) Employee Savings Plan at December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999, which report appears in the December 31, 1999 annual report of Form 11-K of Benchmark Electronics, Inc. 401(k) Employee Savings Plan.

KPMG LLP

Houston, Texas
June 28, 2000

                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

                        Financial Statements and Schedule

                           December 31, 1999 and 1998

                          (With Independent Auditors'
                                Report Thereon)

                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Independent Auditors' Report................................................   1

Statements of Net Assets Available for
    Plan Benefits at December 31, 1999 and 1998.............................   2

Statement of Changes in Net Assets Available for
    Plan Benefits for the year ended December 31, 1999......................   3

Notes to Financial Statements............................................... 4-7


SCHEDULE

Schedule of Assets Held for Investment Purposes at End of Year -
    December 31, 1999.......................................................   8

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Benchmark Electronics, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the
Plan) as of December 31, 1999 and 1998 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. The financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Houston, Texas
June 2, 2000

                           BENCHMARK ELECTRONICS, INC.
                          401(k) EMPLOYEE SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1999 and 1998

                                                                                                        1999              1998
                                                                                                  ---------------    ---------------
Assets:
   Investments, at fair value:
     Principal Mutual Life Insurance Company Guaranteed Interest
       Accounts with maturity dates as follows:
         1998 ................................................................................    $          --              223,723
         1999 ................................................................................            351,400            353,636
         2000 ................................................................................            409,010            415,554
                                                                                                  ---------------    ---------------
                                                                                                          760,410            992,913
     Pooled mutual funds:
       Morley Stable Value Fund ..............................................................          8,619,145          7,220,385
       Federated Max-Cap Fund Institutional Class ............................................         10,629,991          7,837,955
       Fidelity Advisor Growth Opportunities Fund ............................................          6,731,742          5,482,742
       Franklin Custodian Funds - Income Series ..............................................          2,019,703          2,046,063
       Templeton Foreign Fund ................................................................          1,604,289            946,330
       Chase Money Market ....................................................................             61,601             52,293
                                                                                                  ---------------    ---------------
                                                                                                       29,666,471         23,585,768
     Benchmark Electronics, Inc. Common Stock Fund ...........................................          5,319,962          5,876,223
     Participants' notes receivable ..........................................................            716,464            658,841
                                                                                                  ---------------    ---------------
           Total investments .................................................................         36,463,307         31,113,745
                                                                                                  ---------------    ---------------
   Receivables:
     Employer contributions ..................................................................            104,314             94,741
     Participant contributions ...............................................................            135,029            198,622
                                                                                                  ---------------    ---------------
           Total receivables .................................................................            239,343            293,363
                                                                                                  ---------------    ---------------
           Total assets ......................................................................         36,702,650         31,407,108

Liabilities - excess contributions due to participants .......................................               --               31,732
                                                                                                  ---------------    ---------------
           Net assets available for plan benefits ............................................    $    36,702,650         31,375,376
                                                                                                  ===============    ===============

See accompanying notes to financial statements.

                           BENCHMARK ELECTRONICS, INC.
                          401(k) EMPLOYEE SAVINGS PLAN

        Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1999

Additions to net assets attributed to:
    Investment income:
     Interest ................................................   $        60,340
     Dividends ...............................................           478,140
     Net realized gain on sale of investments ................           308,834
     Net appreciation in fair value of investments ...........           221,131
                                                                 ---------------
                                                                       1,068,445
                                                                 ---------------

    Contributions:
     Employer ................................................         1,368,279
     Participant .............................................         3,981,921
     Rollovers ...............................................           693,858
                                                                 ---------------
                                                                       6,044,058
                                                                 ---------------

        Total additions ......................................         7,112,503

Benefits paid to participants ................................         1,785,229
                                                                 ---------------

        Net increase .........................................         5,327,274

Net assets available for plan benefits:

    Beginning of year ........................................        31,375,376
                                                                 ---------------

    End of year ..............................................   $    36,702,650
                                                                 ===============


See accompanying notes to financial statements.

                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

(1)  DESCRIPTION OF PLAN

     The following description of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for more complete information.

     (A)  GENERAL

          The Plan is a defined contribution plan covering all employees of Benchmark Electronics, Inc. (the Company), who have one hour of service and have attained the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (B)  CONTRIBUTIONS AND INVESTMENT OPTIONS

          The Plan states that participants may elect to defer up to 17% of their compensation, as defined, provided that the maximum annual additions (which includes employer contributions) do not cause the Plan to exceed the maximum amount allowable as a deduction to the participant under provisions of the Internal Revenue Service Code. Participant contributions will be matched by the Company on a 50% basis, not to exceed 3% of a participant's compensation (referred to as employer contributions) upon one year of service.

          Participants may direct all contributions to any of the following investment options.

               o PRINCIPAL MUTUAL LIFE INSURANCE COMPANY GUARANTEED INTEREST ACCOUNT - Funds are invested in a guaranteed investment contract with Principal Mutual Life Insurance Company (note
                  4). The underlying assets in the Guaranteed Interest Accounts are invested mostly in private placement bonds, commercial mortgages, and residential mortgages.

               o CHASE MONEY MARKET FUND - Funds are invested in money market instruments.

               o MORLEY STABLE VALUE FUND - Funds are invested in a diversified pool of stable value assets, including investment contracts issued by insurance companies, banks and other financial institutions, to provide a consistent rate of return, while preserving capital and minimizing risk.

               o FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND - Funds are invested in traditional growth stocks, companies with above-average growth in sales or earnings, plus other opportunities such as special situations, debt securities and cyclicals.

               o FEDERATED MAX-CAP FUND INSTITUTIONAL CLASS - Funds are invested in the stocks of large capitalization, primarily domestic companies represented in the S&P 500 stock index.

               o FRANKLIN CUSTODIAN FUNDS - INCOME SERIES - Funds are invested in a diversified portfolio of securities selected with particular consideration of income production.

                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

               o TEMPLETON FOREIGN FUND - Funds are invested in stocks and debt obligations of companies and governments outside the United States.

               o BENCHMARK ELECTRONICS, INC. COMMON STOCK FUND - Funds are invested in common stock of the Company.

     (C)  VESTING

          Participants are immediately vested in their contributions to the Plan plus actual earnings thereon. The Plan provides for a 20% vesting in employer contributions after two years of employment and an additional 20% vesting annually until the participant is 100% vested after six years.

          Nonvested employer contributions are forfeited upon the participant's receipt of a distribution of his/her vested balance. If the participant is subsequently reemployed before incurring five consecutive one-year breaks in service and such participant had received a distribution of his entire vested interest prior to his reemployment, amounts forfeited may be reinstated if the rehired participant repays to the Plan the amounts previously distributed upon his/her prior termination.

     (D)  PARTICIPANTS' NOTES RECEIVABLE

          Upon written application by a participant, the Plan administrator may make loans to participants not to exceed 50% of the participants' 401(k) balance, with a minimum of $1,000. Loans are to be repaid by level monthly payroll deductions of principal plus interest or may be prepaid in full or in part without penalty at any time.

     (E)  ADMINISTRATIVE EXPENSES

          Administrative expenses of the Plan are paid by the Company.

     (F)  PAYMENT OF BENEFITS

          On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested value of his/her account or an annuity with various terms and rates.

     (G)  TERMINATION OF THE PLAN

          Although the Company has not expressed any intent to terminate the Plan, it may do so as provided by the Plan agreement. Following termination of the Plan, each participant shall become fully vested in their participant account.

                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

(2)  SUMMARY OF ACCOUNTING POLICIES

     (A)  BASIS OF FINANCIAL STATEMENTS

          The financial statements of the Plan are prepared under the accrual method of accounting.

     (B)  INVESTMENT VALUATION

          The Plan's investments are stated at fair value. Insurance contracts with Principal Mutual Life Insurance Company (Principal) (note 4) are reported in the accompanying financial statements at fair value as reported by Principal. The common shares of the Company are valued at its quoted market price. Participants' notes receivable are recorded at cost which approximates their fair value. All other investments are stated at fair value, as reported by the trustee.

          Purchases and sales of securities are recorded on a trade-date basis.

     (C)  USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

     (D)  PAYMENT OF BENEFITS

          Benefits are recorded when paid.

(3)  PLAN AMENDMENT

     Effective April 1, 1997, the custodian of the Plan changed from Principal to Chase Bank of Texas National Association (Chase).

(4)  INSURANCE CONTRACT WITH PRINCIPAL

     Pursuant to the terms of the Plan, the Plan administrator has entered into an insurance contract with Principal, whereby contributions made by the Company are deposited and maintained in Principal's Guaranteed Interest Accounts. The Plan has entered into a five-year guarantee with Principal in which the interest rate earned on the commingled investments of the Guaranteed Interest Accounts for the years ending December 31, 1999 and 1998 is guaranteed by Principal for the remaining years of the guarantee period.

(5)  FEDERAL INCOME TAX EXEMPTION

     The Internal Revenue Service has determined and informed the Company by a letter dated January 5, 1998, that the Plan and related trust are designed in accordance with Section 401(a) of the Internal Revenue Code of 1986
     (IRC) and, accordingly, are entitled to an exemption from federal income taxes under the provisions of Section 501(a). The Plan administrator believes that the Plan is designed, and is currently being operated in compliance with the appropriate IRC sections.

                           BENCHMARK ELECTRONICS, INC.
                          401(K) EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

(6) RECONCILIATION OF CHANGE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS REPORTED IN FORM 5500

     Reconciliation of the change in net assets available for plan benefits reported in the accompanying statement to the net change in net assets available for plan benefits reported per the Form 5500 for the year ended December 31, 1999 is as follows:

           Net change in net assets available for plan
              benefits reported per the Form 5500                  $  5,349,562
           Adjustment in contributions from employer                      9,573
           Adjustment in contributions from participants                (31,861)
                                                                   ------------

                Net change in net assets available for Plan
                    benefits reported in the accompanying
                    statement                                      $  5,327,274
                                                                   ============

(7)  INVESTMENTS

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, ACCOUNTING FOR AND REPORTING ON CERTAIN DEFINED CONTRIBUTION PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS (SOP-99-3). SOP 99-3 simplifies the disclosure for certain investments. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

     The following table presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 1999:

           Federated Max-Cap Fund Institutional Class    $ 10,629,991
           Morley Stable Value Fund                         8,619,145
           Benchmark Electronics, Inc. Common Stock Fund    5,319,962
           Fidelity Advisor Growth Opportunities Fund       6,731,742
           Franklin Custodian Funds - Income Series         2,019,703

     During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $529,965 as follows:

           Mutual funds                        $  2,310,232
           Common stock                          (1,780,267)
                                               ------------
               Net appreciation                $    529,965
                                               ============

                                                                        SCHEDULE

                           BENCHMARK ELECTRONICS, INC.
                          401(k) EMPLOYEE SAVINGS PLAN

         Schedule of Assets Held for Investment Purposes at End of Year

                                December 31, 1999

                                                                                                                        CURRENT
             IDENTITY OF ISSUER                                 DESCRIPTION OF INVESTMENT                                VALUE
  --------------------------------------------        ------------------------------------------------                -----------
    Principal Mutual Life Insurance Co.               Principal Mutural Life Insurance Company
                                                         Guaranteed Interest Account, due 1999                            351,400

    Principal Mutual Life Insurance Co.               Principal Mutual Life Insurance Company
                                                         Guaranteed Interest Account, due 2000                            409,010

  * Chase Bank of Texas, National Association         Morley Stable Value Fund                                          8,619,145

  * Chase Bank of Texas, National Association         Federated Max-Cap Fund Institutional Class                       10,629,991

  * Chase Bank of Texas, National Association         Fidelity Advisor Growth Opportunities Fund                        6,731,742

  * Chase Bank of Texas, National Association         Franklin Custodian Funds - Income Series                          2,019,703

  * Chase Bank of Texas, National Association         Templeton Foreign Fund                                            1,604,289

  * Chase Bank of Texas, National Association         Chase Money Market Fund                                              61,601

  * Benchmark Electronics, Inc.                       Benchmark Electronics, Inc. Common Stock Fund                     5,319,962

  * Participants                                      Participants' notes receivable (rates range from
                                                         5.5% to 11.0% at December 31, 1999,
                                                         maturing in years 2000 through 2013)                             716,464
                                                                                                                      -----------
                                                                                                                      $36,463,307
                                                                                                                      ===========

    See accompanying independent auditors' report.

  * Represents party-in-interest transactions.